UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Proud Pour Inc. d/b/a Currently Wine Co.

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> March 25, 2015

Physical address of issuer
285 Harvard Street, Brookline, MA 02446

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$608,299.33	$383,867.88
Cash & Cash Equivalents	$565,943.83	$7,457.21
Accounts Receivable	$6,780.00	$0.00
Short-term Debt	$267.50	$6,809.00
Long-term Debt		$0.00
Revenues/Sales	$128,425.16	$23,348.64
Cost of Goods Sold	$71,656.16	$94,908.22
Taxes Paid	$0.00	$14,643.01
Net Income	$-249,456.97	$-544,998.76

<center>**April 16, 2026**</center>

<center>**FORM C-AR**</center>

<center>**Proud Pour Inc. d/b/a Currently Wine Co.**</center>



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Proud Pour Inc. d/b/a Currently Wine Co., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.currentlywine.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 16, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Proud Pour Inc. d/b/a Currently Wine Co. (the "Company") is a Delaware Corporation, formed on March 25, 2015.

The Company is located at 285 Harvard Street, Brookline, MA 02446.

The Company's website is www.currentlywine.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Proud Pour, doing business as Currently Wine Co., offers a coastal lifestyle wine brand. The Company was acquired by the Company's current CEO, Daniel Rodriguez, from the Company's original founders and recapitalized in February 2024. The Company was then relaunched under the Currently Wine Co. brand.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Proud Pour, doing business as Currently Wine Co., offers a coastal lifestyle wine brand. The Company was acquired by the Company's current CEO, Daniel Rodriguez, from the Company's original founders and recapitalized in February 2024. The Company was then relaunched under the Currently Wine Co. brand.

Business Plan

The Company is a community-first wine company. We make delicious sustainable wines that bring people together
so they can enjoy the present moment. Our wines are produced using a 50% less carbon footprint as we try to make a
difference.

The Company plans to significantly expand its business by increasing sales and marketing and purchasing inventory.
Any capital we raise in the future will empower us to expand our product development, increase sales and marketing
efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel Rodriguez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Director of Proud Pour Inc, 2024 – Present. Responsible for strategy and general CEO responsibilities.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CMO of Simplr, a subsidiary of Asurion, 2020 – 2024. Responsible for marketing initiatives.

Education

MIT, Sloan School of Business, MBA, 2013 Harvard College, B.A., Economics, 2005

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel Rodriguez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Director of Proud Pour Inc, 2024 – Present. Responsible for strategy and general CEO responsibilities.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CMO of Simplr, a subsidiary of Asurion, 2020 – 2024. Responsible for marketing initiatives.

Education

MIT, Sloan School of Business, MBA, 2013 Harvard College, B.A., Economics, 2005

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,399,520*
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.
Other Material Terms or information.	* Includes 19,520 shares of restricted stock issued under the 2024 Equity Incentive Plan, all of which remain subject to vesting requirements.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$930,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.
Other Material Terms or information.	
Value of SAFE or Convertible Notes	Valuation cap of $8,000,000 and a Discount of 20%

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$1,437,798*
Voting Rights	The holes of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.
Other Material Terms or information.	* Estimated figures as the final raise amounts are pending. Includes an estimated $28,192 in SAFEs issued to the Intermediary as a commission.
Value of SAFE or Convertible Notes	Valuation cap of $8,000,000

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	19,520*	$0.00	N.A		Rule 701
SAFE (Simple Agreement for Future Equity)	13	$930,000.00	Research & Development and General Working Capital	February 16, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	98	$1,409,606.00	Research & Development and General Working Capital	April 21, 2025	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Daniel Rodriguez	93.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity and Capital Resources

On the Company conducted an offering pursuant to Rule 701 and raised $0.00.

On February 16, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $930,000.00.

On April 21, 2025 the Company conducted an offering pursuant to Regulation CF and raised $1,409,606.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Daniel Rodriguez
(Signature)

Daniel Rodriguez
(Name)

CEO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Currently Wine Co

Financial Statements

For the Year Ended December 31, 2025

Balance Sheet

Currently Wine Co	Unnamed: 1	Unnamed: 2
Balance Sheet		
as of December 31, 2025		
Exported from digits.com on February 24, 2026 at 01:26 PM		
		Dec 31 '25
	ASSETS	
	Current Assets	
11000	Bank Accounts	
	TD Bank - Checking (3327)	27417.02
	TD Bank - Money Market (3335)	538526.81
11000	Total Bank Accounts	565943.83
	Other Current Asset	
11500	Asset Clearing	
11520	Digits - Invoice Clearing	18370
11500	Total Asset Clearing	18370
13500	Inventory	
13510	Raw Materials	23065.5
13500	Total Inventory	23065.5
	Total Other Current Asset	41435.5
12000	Accounts Receivable	
12010	Accounts Receivable - Gross	9180
12000	Accounts Receivable (Other)	-8260
12000	Total Accounts Receivable	920
	Total Current Assets	608299.33
10000	TOTAL ASSETS	608299.33
	LIABILITIES	
25000	Other Current Liabilities	
25030	Sales Tax Payable	267.5
25000	Total Other Current Liabilities	267.5
20000	TOTAL LIABILITIES	267.5
	EQUITY	
34000	Owner's Equity	1401654.56
38000	Retained Earnings	-544165.76
	Net Income	-249456.97
30000	TOTAL EQUITY	608031.83

Currently Wine Co	Unnamed: 1	Unnamed: 2
	TOTAL LIABILITIES AND EQUITY	608299.33

Statement of Operations

Currently Wine Co	Unnamed: 1	Unnamed: 2
Profit & Loss		
January - December, 2025		
Exported from digits.com on February 24, 2026 at 01:26 PM		
		2025.0
	REVENUE	
41000	Sales Revenue	129126.76
43000	Transaction Revenue	6440.0
45000	Refunds and Discounts	-7141.6
40000	TOTAL REVENUE	128425.16
	COST OF REVENUE	
2000	Cost of Goods	71656.16
50000	TOTAL COST OF REVENUE	71656.16
	GROSS PROFIT	56769.0
	OPERATING EXPENSES	
61000	Payroll Expenses	
61100	Salaries	140814.22
61600	Employer Payroll Taxes	35601.61
61700	Payroll Processing Fees	396.0
61000	Total Payroll Expenses	176811.83
62000	Travel & Entertainment	
62100	Airfare	12.54
62200	Ground Transportation	4544.5
62300	Lodging	67.53
62400	Meals	3599.99
62500	Entertainment	211.24
62000	Travel & Entertainment (Other)	5550.24
62000	Total Travel & Entertainment	13986.04
63000	Professional Fees	
63100	Consultants and Contractors	180.0
63200	Legal	14121.56
63300	Tax & Accounting	1545.61
63400	Other Professional Fees	568.0
63000	Total Professional Fees	16415.17
64000	Sales and Marketing	

Currently Wine Co	Unnamed: 1	Unnamed: 2
64200	Conference and Trade Shows	275.0
64300	Promotional Items and Gifts	18586.24
64000	Sales and Marketing (Other)	64064.06
64000	Total Sales and Marketing	82925.3
65000	Business Applications & Software	7798.42
67000	Supplies & Materials	
67200	Office Supplies	313.87
67000	Supplies & Materials (Other)	10900.0
67000	Total Supplies & Materials	11213.87
68000	General Operations	
68100	Memberships & Dues	964.59
68200	Insurance	2088.83
68300	Bank Fees	1223.1
68350	Postage & Delivery	409.99
68000	Total General Operations	4686.51
60000	TOTAL OPERATING EXPENSES	313837.14
	NET OPERATING INCOME	-257068.14
	OTHER INCOME	
81000	Interest and Dividends	15901.63
82000	Credit Card Rewards	57.85
80000	TOTAL OTHER INCOME	15959.48
	OTHER EXPENSES	
94000	Taxes	8348.31
90000	TOTAL OTHER EXPENSES	8348.31
	NET OTHER INCOME	7611.17
	NET INCOME	-249456.97

Statement of Cash Flows

Currently Wine Co	Unnamed: 1	Unnamed: 2
Cash Flow		
January - December, 2025		
Exported from digits.com on February 24, 2026 at 01:26 PM		
		2025.0
	OPERATING ACTIVITIES	
	Net Income	-249456.97
	Adjustments to reconcile Net Income to Net Cash provided by operations	
12000	Accounts Receivable	
12010	Accounts Receivable - Gross	-9180.0
12000	Accounts Receivable (Other)	15960.0
12000	Total Accounts Receivable	6780.0
	Other Current Asset	
11500	Asset Clearing	
11520	Digits - Invoice Clearing	-18370.0
11500	Total Asset Clearing	-18370.0
13500	Inventory	
13510	Raw Materials	-23065.5
13500	Total Inventory	-23065.5
	Total Other Current Asset	-41435.5
25000	Other Current Liabilities	

Currently Wine Co	Unnamed: 1	Unnamed: 2
25030	Sales Tax Payable	210.0
25000	Total Other Current Liabilities	210.0
	Total Adjustments to reconcile Net Income to Net Cash provided by operations	-34445.5
	NET CASH PROVIDED BY OPERATING ACTIVITIES	-283902.47
	FINANCING ACTIVITIES	
34000	Owner's Equity	465978.42
	NET CASH PROVIDED BY FINANCING ACTIVITIES	465978.42
	NET CASH INCREASE FOR PERIOD	182075.95
	CASH AT BEGINNING OF PERIOD	383867.88
	CASH AT END OF PERIOD	565943.83

Certification

I, ___Daniel Rodriguez_____, certify that the financial statements of Currently Wine Co for the year ended December 31, 2025 are true and complete in all material respects.

Signature: _____

Name: ___Daniel Rodriguez_____

Title: Principal Executive Officer

Date: ___04 / 16 / 2026_____

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 30, 2025

Proud Pour, Inc.



Proud Pour Inc., DBA Currently Wine Co.
Balance Sheet - December 31, 2024

Category		Ending balance
Asset		
Assets		
Business Checking	$	7,457.21
TD SMALL BUSINESS MMKT PLUS	$	376,410.67
Total	$	**383,867.88**
Total Assets	**$**	**383,867.88**
Liability		
Liabilities		
Sales Tax Payable	$	(6,809.50)
Total	$	**(6,809.50)**
Total Liabilities	**$**	**(6,809.50)**
Equity		
Equity		
Equity	$	935,676.14
Total	$	**935,676.14**
Total Equity	**$**	**935,676.14**
YTD Income	**$**	**(544,998.76)**
Total Liabilities and Equity	**$**	**383,867.88**

Proud Pour Inc., DBA Currently Wine Co.
Profit and Loss - 2024

Category	Year-to-date	
Revenue		
Income		
Income / Sales	$	6,557.57
Interest Revenue	$	16,733.57
Other Income	$	57.50
Total	$	**23,348.64**
Total Revenue	$	**23,348.64**
Expense		
Cost of Goods Sold		
Materials	$	94,908.22
Total	$	**94,908.22**
Expense		
Marketing	$	231,850.08
Bank Service Charges	$	785.00
Payment Processing Expense	$	50.00
Technology Expense	$	4,378.49
General Expense	$	2,787.32
Insurance	$	1,871.83
Legal Fees	$	64,291.75
Licenses, Dues & Subscriptions	$	3,666.35
Meals & Entertainment	$	5,013.25
Postage & Delivery	$	1,073.30
Professional Fees	$	18,506.40
Salaries & Wages	$	111,241.19
Supplies	$	1,680.27
Travel	$	11,600.94
Total	$	**458,796.17**
Income Tax Expense		
Income Taxes - Federal	$	13,858.26
Income Taxes - Local	$	564.75
Employer Tax Expense	$	220.00
Total	$	**14,643.01**
Total Expense	$	**568,347.40**
Net Income	$	**(544,998.76)**